                                          --------------------------------------
                                                      OMB APPROVAL
                                          --------------------------------------
                                            OMB Number:              3235-0145
                                            Expires:         November 30, 1999
                                            Estimated average burden
                                            hours per response...........14.90
                                          --------------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                    CPX CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Common Stock, $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   126 16N 100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 27, 2000
--------------------------------------------------------------------------------
            (Date of event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]   Rule 13d-1(b)
            [x]   Rule 13d-1(c)
            [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

CUSIP No. 12616N100

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
      Gabriel Capital Corporation
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

 NUMBER OF     -----------------------------------------------------------------
   SHARES      6   SHARED VOTING POWER
BENEFICIALLY         441,515
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER
                   441,515
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      441,515
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      3.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
      CO

--------------------------------------------------------------------------------


                               Page 2 of 8 Pages

CUSIP No. 12616N100

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
      J. Ezra Merkin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
                   299,282
  NUMBER OF    -----------------------------------------------------------------
    SHARES     6   SHARED VOTING POWER
 BENEFICIALLY       441,515
   OWNED BY    -----------------------------------------------------------------
     EACH      7   SOLE DISPOSITIVE POWER
  REPORTING        299,282
    PERSON     -----------------------------------------------------------------
     WITH      8   SHARED DISPOSITIVE POWER
                   441,515
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      740,797
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      5.1%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
      IN

--------------------------------------------------------------------------------


                               Page 3 of 8 Pages

Item 1.     (a)   Name of Issuer:

                  CPX Corp.

            (b)   Address of Issuer's Principal Executive Offices:

                  150 East 52nd Street, 21st Floor
                  New York, New York 10022

Item 2. (a) (b)(c) Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship:

            This Schedule 13G is being filed jointly by Gabriel Capital Corporation, a Delaware corporation ("Gabriel Capital") and the Investment Advisor of Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), and
J. Ezra Merkin ("Merkin"), the General Partner of Gabriel Capital L.P., a Delaware limited partnership ("Gabriel"). Merkin is also the sole shareholder, sole director and president of Gabriel Capital. Gabriel Capital and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Gabriel Capital and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies. Merkin is a United States Citizen.

            (d)   Title of Class of Securities:

                  Common Stock, $.0001 par value

            (e)   CUSIP Number:

                  12616N100

Item 3. If this statement is filed pursuant to s.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b) [ ]    Bank as defined in section 3(a)(6) of the Act (15
                       U.S.C. 78c).

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [ ]    An investment adviser in accordance
                       with s.240.13d-1(b)(1)(ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F).


                               Page 4 of 8 Pages

            (g) [ ] A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j) [ ]    Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership:

            (a)   Amount Beneficially Owned:   740,797*

            (b)   Percent of Class: 5.1%*

            (c)   Number of Shares as to which the person has:

                  (i)   sole power to vote or direct the vote     -0-

                  (ii)  shared power to vote or direct the vote   740,797*

                  (iii) sole power to dispose or direct the disposition of   -0-

                  (iv) shared power to dispose or direct the disposition of 740,797*

                  *See Attachment A

Item 5.     Ownership of Five Percent or Less of a Class:

            NOT APPLICABLE

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

            NOT APPLICABLE

Item 8.     Identification and Classification of Members of the Group:

            NOT APPLICABLE


                               Page 5 of 8 Pages

Item 9.     Notice of Dissolution of Group:

            NOT APPLICABLE

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 6 of 8 Pages

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          GABRIEL CAPITAL CORPORATION


                                          By: /s/ J. Ezra Merkin
                                             ------------------------------
                                                Name: J. Ezra Merkin
                                                Title: President



                                           /s/ J. Ezra Merkin
                                          ---------------------------------
                                          J. EZRA MERKIN



Date: February 4, 2000


                               Page 7 of 8 Pages

                                  ATTACHMENT A

            As of February 1, 2000, Gabriel is the holder of 299,282 shares of Common Stock, or 2.0% of the outstanding shares of Common Stock. As of February 1, 2000, Ariel Fund is the holder of 441,515 shares of Common Stock, or 3.0% of the outstanding shares of Common Stock. Gabriel and Ariel Fund are managed investment vehicles and neither is the beneficial owner of said shares. Gabriel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 441,515 shares of Common Stock owned by Ariel Fund. Accordingly, Gabriel may be deemed to be the beneficial owner of 441,515 shares of Common Stock, or 3.0% of the outstanding shares of Common Stock. As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 299,282 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Gabriel, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 441,515 shares of Common Stock owned by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 740,797 shares of Common Stock, or 5.1% of the outstanding shares of Common Stock.


                               Page 8 of 8 Pages

                            AGREEMENT OF JOINT FILING

                  In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of CPX Corp., and that this Agreement be included as an attachment to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 4th day of February, 2000.

                                          GABRIEL CAPITAL CORPORATION


                                          By: /s/ J. Ezra Merkin
                                             ------------------------------
                                             Name: J. Ezra Merkin
                                              Title:   President



                                           /s/ J. Ezra Merkin
                                          ---------------------------------
                                          J. EZRA MERKIN